UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Revised Terms for the Disposal of Shares in Hyundai Savings Bank by KB Securities

On October 16, 2017, KB Financial Group Inc. (“KB Financial Group”) disclosed that the terms of the share purchase agreement relating to the disposal of shares in Hyundai Savings Bank Co., Ltd. (“Hyundai Savings Bank”) by KB Securities Co., Ltd. (“KB Securities”), a wholly-owned subsidiary of KB Financial Group, which were previously disclosed on May 24, 2017, have been amended (such disposal, the “Transaction”).

Amended terms:

	As previously disclosed	As amended

Disposal price (KRW)	210,168,000,000	203,862,960,000

Ratio of disposal price to shareholders’ equity	5.07%	4.92%

Expected closing date	-	October 16, 2017

Other details to consider in making an investment decision	KB Securities plans to enter into a share purchase agreement in connection with the Transaction on May 25, 2017 and the disposal price may be adjusted based on the results of due diligence.	KB Securities entered into a share purchase agreement in connection with the Transaction on May 25, 2017 and the above disposal price has been agreed to and amended after due diligence.

Details of Hyundai Savings Bank and the Transaction:

•	Name of company: Hyundai Savings Bank

•	Capital stock as of December 31, 2016: KRW 278,000,000,000

•	Number of issued shares: 55,600,000

•	Number of shares to be disposed: 55,600,000

•	Disposal price: KRW 203,862,960,000

•	Shareholders’ equity of KB Securities as of December 31, 2016: KRW 4,144,178,229,732

•	Ratio of disposal price to shareholders’ equity: 4.92%

•	Purpose of the Transaction: To enhance management efficiency and to comply with relevant regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 16, 2017	By:	/s/ Jae Keun Lee
(Signature)

	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer